EAST COAST VENTURE CAPITAL, INC.
                                241 FIFTH AVENUE
                                    SUITE 302
                               NEW YORK, NY 10016




                                            September 7, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

                  RE:      EAST COAST VENTURE CAPITAL, INC.
                           (THE "REGISTRANT")
                           REGISTRATION NO. 333-58681

Gentlemen:

         Please be advised that we hereby withdraw our acceleration request dated September 5, 2000.

                                       Very truly yours,


                                       /s/ ZINDEL ZELMANOVITCH
                                       -----------------------------------
                                       Zindel Zelmanovitch
                                       President